UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41870

Diversified Energy Company PLC

(Translation of registrant’s name into English)
1600 Corporate Drive
Birmingham, Alabama 35242
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-276139 AND FILE NO. 333-287374) AND THE REGISTRATION STATEMENTS ON FORM F-3ASR (FILE NO. 333-284846 AND FILE NO. 333-287373) OF DIVERSIFIED ENERGY COMPANY PLC, AND, IN EACH CASE, TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On May 27, 2025, Diversified Energy Company PLC (the “Company”) purchased 850,000 of its ordinary shares (the “Shares”) in the market at a price of $13.95 per Share from Mizuho Securities USA LLC, acting as broker dealer. The Shares acquired will, in due course, be cancelled. The initial seller of the Shares was EIG Management Company, LLC (“EIG”), who made the sale pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. EIG is an associate of Randy Wade, a member of the Company’s board of directors.  The Shares were originally issued by the Company as partial consideration for the Company’s East Texas acquisition, which closed in October 2024.  The ordinary shares issued to affiliates of EIG as consideration for the acquisition of Maverick Natural Resources, LLC, which closed on March 14, 2025, remain subject to the terms of a previously disclosed commercial lock up agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

May 28, 2025	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer